SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS
CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are summoned to the Annual and Extraordinary Shareholders’ Meetings (“Meetings”), to be held, cumulatively, on first call, on April 27, 2018, at 10:00 a.m., at the Company’s headquarters in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar, to resolve on the following agenda:

At the Annual General Meeting:

(i) Examine the Management’s accounts, analyze, discuss and vote on the financial statements for the fiscal year ended December 31, 2017;

(ii) Define the number of members to compose the Board of Directors;

(iii) Elect members of the Board of Directors;

(iv) Define the annual overall Management’s compensation for the 2018 fiscal year;

At the Extraordinary General Meeting:

(v) Amend the Company’s Bylaws to:

(a) update the caput of Article 5 in order to reflect the Company’s capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, and ratified by the Board of Directors on February 28, 2018 (“Capital Increase”);

(b) amend the caput of Article 6 to increment the limit of authorization to increase capital, regardless of the Bylaws restatement, since current limit has been exceeded due to the Capital Increase, according to the Management Proposal;

(c) amend Article 8, Paragraph 2 to alter how the chairman of the meeting will be appointed in the event of absence or impediment of the chairman of the board of directors;

(d) conform the Bylaws with the Novo Mercado Rules of B3 S.A. - Brazil, Stock Exchange, OTC (“B3”), as detailed in the Management Proposal;

(e) amend Article 57 to adjust the percentages indicated therein to those indicated in the caput of Article 53, amended by the Extraordinary Shareholders’ Meeting on January 22, 2018, excluding item “a” from Article 57, as it is inconsistent with the percentage established in the caput of Article 53; and

(f) reflect overall wording improvements.

(vi) Restate the Company’s Bylaws in view of resolutions mentioned above.

General Information:

̶               The following documents were published on March 9, 2018, in the “Official Gazette of the State of São Paulo” and in the newspaper “O Estado de São Paulo”: (a) annual management report; (b) financial statements for the fiscal year ended December 31, 2017; and (c) independent auditor’s report.

̶               Documents and information referred to in the previous paragraph and other provided for in CVM Instruction No. 481/09, will be available to shareholders on this date, at the Company’s headquarters, on its Investor Relations website  (www.gafisa.com.br/ri/) and on the websites of B3 (www.b3.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

̶               Shareholder or his legal representative shall attend the Meetings bearing his identity document, and where applicable, his proxy powers.

̶               Shareholders participating in the Fungible Custody of B3’s Registered Shares intending to attend the Meetings shall submit an updated statement of their shareholding issued by the custodian institution within 48 hours prior to the Meetings.

̶               We request that proxies with special powers for representation at the Meetings are deposited at the Company’s headquarters, at the Investor Relations Department until April 24, 2018.

̶               In attention of provisions of CVM Instruction No. 165/91, the minimum percentage of the voting capital for an eventual request for the multiple vote process is 5%.

̶               Aiming at facilitating and fomenting the participation of its shareholders, the Company will adopt the remote voting system pursuant to CVM Instruction No. 481/09, allowing its shareholders to send the remote voting forms (i) to the Company’s bookkeeping agent; (ii) by means of their respective custody agents; or (iii) directly to the Company, according to the guidelines of referred remote voting form and in item 12.2 of the Company’s Reference Form.

São Paulo, March 27, 2018.

Odair Garcia Senra
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer